WASHINGTON, D.C. PARIS BRUSSELS LONDON FRANKFURT COLOGNE MOSCOW	One Liberty Plaza New York, NY 10006-1470 T: +1 212 225 2000 F: +1 212 225 3999 clearygottlieb.com D: +82 2 6353 8020 jhan@cgsh.com	ROME MILAN HONG KONG BEIJING BUENOS AIRES SÃO PAULO ABU DHABI SEOUL

December 13, 2016

Mr. Corey Jennings Special Counsel Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

VIA EDGAR AND BY HAND

Re:	The Republic of Korea

Registration Statement under Schedule B

File No. 333-214726

Filed November 21, 2016

Dear Mr. Jennings:

On behalf of our client, The Republic of Korea (the “Registrant”), we set forth below the Registrant’s responses to your letter, dated December 1, 2016, containing the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Registrant’s registration statement under Schedule B (File No. 333-214726) (the “Registration Statement”) filed with the Commission on November 21, 2016. For your convenience, we have reproduced below the Staff’s comments and have provided the Registrant’s responses immediately below each of the comments.

With this letter, the Registrant is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For the convenience of the Staff, we are also sending, by hand, hard copies of this letter and of Amendment No. 1, marked to show changes from the Registration Statement as filed on November 21, 2016.

The Republic of Korea, page 3

1.	Please revise your disclosure to include a discussion of recent political events related to President Park Geun-hye and any material effect these events have had or are expected to have on the Republic of Korea’s public finances or economy generally.

Mr. Corey Jennings, p. 2

In response to the Staff’s comment, the Registrant has added additional disclosure on pages 4 and 5 of Amendment No. 1.

Closing Comment

We remind you that you are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the staff.

The Staff’s comment is respectfully noted.

*    *    *    *    *    *      *

We sincerely hope that the Registrant’s responses above adequately address the Staff’s comments. On behalf of our client, we thank the Staff for its assistance to date and look forward to its continued assistance. If the Staff has any questions concerning this letter or Amendment No. 1 or requires any further information, please do not hesitate to contact the undersigned by telephone at +82-2-6353-8020, by fax at +82-2-6353-8099 or by e-mail at jhan@cgsh.com or Soo K. Chung by telephone at +82-2-6353-8027, by fax at +82-2-6353-8099 or by e-mail at skchung@cgsh.com.

Very truly yours,

/s/ Jinduk Han
Jinduk Han

cc:	Kyusam Jung

Deputy Director, Ministry of Strategy and Finance

The Republic of Korea